UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: May 15, 2020

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2110 Narcissus Ct.

Venice, California 90291

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 3. MATERIAL MODIFICATIONS TO RIGHTS OF SECURITYHOLDERS

Forward Stock Split and Restatement of Certificate of Incorporation

As previously announced, on April 3, 2020, Hightimes Holding Corp., a Delaware corporation (the “Company”), received the unanimous written consent of its board of directors and on the same date obtained the written consent of the holders of a majority of its issued and outstanding Class A voting common stock (the “Class A Common Stock”) to (a) consummate an 11-for-1 forward split of all of its outstanding shares of Class A Common Stock (the “Stock Split”) with such Stock Split to become effective on June 1, 2020 (the “Effective Date”) and (b) amend and restate the Company’s certificate of incorporation, effective as of June 1, 2020, to increase the number of shares of the Company’s authorized Class A Common Stock from 100,000,000 shares to 1,000,000,000 shares of Class A Common Stock (the “Restated Certificate of Incorporation”). The Company’s board of directors, effective May 15, 2020, has elected to delay the Stock Split until the completion of the Company’s ongoing Regulation A+ offering (the “Offering”), which it has elected to extend until June 30, 2020. As such, the Company’s board of directors has voted to delay the Effective Date for the Stock Split and filing of the Restated Certificate of Incorporation until July 1, 2020 or immediately after such date on which the Offering officially ends.

The Form of Restated Certificate of Incorporation was previously filed as Exhibit 4.1 to our Current Report on Form 1-U, which was filed with the Securities and Exchange Commission on April 6, 2020, and is incorporated herein by reference.

Amendment to Subscription Agreement

As the Company has now elected to extend the Offering until as late as June 30, 2020, the Company has amended the subscription agreement (the “Subscription Agreement”) for prospective investors in the Company’s Offering to indicate that the Offering will terminate on the first to occur of: (i) the date on which all 4,545,454 shares of the Company’s common stock have been sold under the Offering, (ii) June 30, 2020 or (iii) such earlier date as the Company elects to terminate the Offering.

A copy of the Subscription Agreement is attached as Exhibit 4.1 to this Current Report on Form 1-U and any summary of the terms of such document is subject to, and qualified in its entirety by, the full text of such document, which is incorporated herein by reference.

The Company’s Form 1-A Regulation A+ Offering Circular dated March 12, 2018 and its exhibits as filed with and qualified by the Securities and Exchange Commission (the “SEC”) on March 12, 2018 and the Form 1-A Post Qualification Offering Circular filed with the SEC on June 11, 2018, as amended on June 15, 2018, as further amended on June 25, 2018 and again qualified by the SEC on July 26, 2018 (collectively, the “Offering Circular”), the Company’s Offering Circular Supplement, filed on May 31, 2019, the Company’s Form 1-K Annual Report for the year ended December 31, 2018, the Company’s Form S/A Semi-Annual Report for the six month periods ended June 30, 2018 and June 30, 2019 and all Form 1-U Current Reports filed to date (including this Form 1-U Current Report) are available on the Company’s website at www.hightimes/invest.com.

ITEM 9. OTHER EVENTS

On May 15, 2020, the Company announced that it had terminated by mutual agreement with Humboldt Heritage, Inc.. a California corporation (“Humboldt”), its March 27, 2020 letter of intent to acquire the Humboldt Sun Growers Guild and Grateful Eight LLC, subsidiaries of Humboldt.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

by:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	May 15 2020

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

4.1	Form of Subscription Agreement for the Regulation A+ Offering.